PRESS RELEASE

Banro Reports Resumption of Operations at Namoya Mine

Toronto, Canada – July 6, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to report that following the precautionary measures taken to evacuate staff from the Namoya mine on a temporary basis, as reported in the Company’s July 3, 2017 press release, staff have now returned to Namoya and mining operations have resumed.

Dr. John Clarke, President and CEO of Banro, said: “We would like to thank the hard work and diligence of all of our staff in supporting this turnaround at the Namoya mine. We would also like to thank the support we received from both the national and regional governments of the DRC. This support has been instrumental in the safe return of our employees and contractors to site, and the safety of the supply truck convoy that was originally stranded in Lulimba and has now been released.”

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.